Hudson La Force Sr. Vice President & Chief Financial Officer T +1 410.531.8730 Hudson.la.force@grace.com W. R. Grace & Co.-Conn. 7500 Grace Drive Columbia, MD 21044

July 16, 2014

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: John Cash, Branch Chief

Ladies and Gentlemen:

Thank you for your letter dated June 4, 2014, regarding the review of the W. R. Grace & Co. (“Grace,” “we” or “our”) Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (the “Form 10-Q”) by the Staff (the “Staff,” or “you”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). Our executive team and disclosure committee have considered your comments and set forth below are our responses. We appreciate the opportunity to work with you to improve our disclosure. For your convenience we have reprinted your comments in italicized text below, immediately followed by our response in normal text.

Form 10-K for the year ended December 31, 2013

Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting and Financial Reporting Policies

Reclassifications and Revisions, page F-14

Comment 1

We note your disclosures here and under “Change in Accounting Principle Regarding Pension Benefits” that you retrospectively revised the classification of defined benefit pension expense in your statements of operations to align the costs based on the function of the employee to which they relate and that you revised your accounting to capitalize a portion of defined benefit pension expense into inventory prior to reporting it in cost of goods sold. We also note you believe the change in classification of defined benefit pension costs and the change to inventory capitalization were not material to prior periods. Please tell us the basis for your prior accounting, including whether these changes are error corrections. Please also tell us how you determined that each change was not material to each prior period presented.

Response 1

In 2013 we changed our method of accounting for actuarial gains and losses relating to our global defined benefit pension plans to a more preferable method under U.S. generally accepted accounting principles (“US GAAP”). The new method of accounting, referred to as “mark-to-market accounting,” includes immediate recognition of actuarial gains and losses in pension costs in the period in which they occur. Under our previous accounting method, such amounts were deferred and amortized under the corridor approach. This new accounting method was adopted in the 2013 fourth quarter, and retrospectively applied to the Company’s financial results for all periods presented in the financial statements contained in the Form 10-K.

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As part of our adoption of mark-to-market accounting, we retrospectively revised the classification of defined benefit pension expense to include portions of this expense in “cost of goods sold” and in “selling, general and administrative expenses” based upon the functions of the employees to which the pension costs relate. We also revised our accounting such that a portion of the defined benefit pension expense is capitalized into inventory, and released to “cost of goods sold” as the related inventory is sold to customers.

Prior to adopting mark-to-market accounting, we classified defined benefit pension expense as a single line item in our Consolidated Statements of Operations and did not capitalize a portion of pension expense into inventory. This treatment had been consistently applied but was not in accordance with US GAAP. We had previously assessed this and determined that the differences were not material to any annual or interim period based on the principles and concepts outlined in Staff Accounting Bulletin No. 99 “Materiality”, including an assessment of the qualitative factors therein. Specifically, the portion of pension expense that would have been classified as cost of goods sold was approximately $26 million (or approximately 2% of gross margin) for the years ended December 31, 2013 and 2012. Approximately $3 million would have been capitalized into inventory on the balance sheet at each annual and interim period during 2012 and 2013, with minimal impact to reported earnings in each annual or interim period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page F-69

Operating Segment Overview, page F-78

Comment 2

Please revise future filings to disclose and discuss average prices of key raw materials during each period presented. In this regard, we note that in your discussions of segment results you reference both higher and lower raw materials costs as impacting your margins. Please also revise future filings to address your ability or inability to pass on changes in raw materials costs to customers.

Response 2

In future filings in respect of all periods in which changes in the prices of raw materials have a substantial effect on our gross margins, we intend to discuss the changes in the average prices for such raw materials for the periods presented or the quantitative effect of such changes on our gross margins for the periods presented.  For such periods, we intend also to address our ability to pass raw material cost increases on to our customers.

Critical Accounting Estimates, page F-89

Goodwill, page F-92

Comment 3

We note that as of your most recent goodwill impairment analysis you determined that none of your reporting units were impaired. Please revise future filings to either state that the estimated fair values of all your reporting units substantially exceeded their carrying values or, if not, to identify each reporting unit where estimated fair value did not substantially exceed carrying value, to disclose the amount of goodwill allocated to any such reporting unit, and to quantify the percentage by which estimated fair value exceeded carrying value.

Response 3

In future filings we will affirmatively state that the estimated fair values of our reporting units substantially exceed their carrying values. If the estimated fair value of a reporting unit does not substantially exceed its carrying value, we will disclose the amount of goodwill allocated to any such reporting unit, and quantify the percentage by which estimated fair value exceeded carrying value.

Form 10-Q for the period ended March 31, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Income Taxes, page 50

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Comment 4

We note your disclosures regarding deferred tax assets. Please tell us, and revise future filings to provide:

•	The amount of income you will be required to generate to fully realize deferred tax assets;

•	A more detailed analysis regarding how you determined realization of your deferred tax assets is more likely than not; and

•	More detailed information regarding the jurisdictions and time frames for tax loss carry-forwards.

Response 4

Our disclosure for deferred tax assets that you refer to states the following:

“At emergence from bankruptcy, we generated approximately $670 million in U.S. Federal NOLs, which were previously recorded as deferred tax assets for temporary differences, that will be available to reduce U.S. Federal taxable income in 2014 and future years. In addition, we expect to receive a U.S. Federal income tax deduction of $490 million upon settlement of the warrant held by one of the asbestos trusts and $1,580 million upon payment of deferred payment obligations. We expect to carryforward most of our NOLs. Under U.S. Federal income tax law, a corporation is generally permitted to carryforward NOLs for a 20-year period for deduction against future taxable income. We believe that we will generate sufficient domestic taxable income to use all available future tax deductions prior to expiration.”

We will revise future filings to provide the following information in a format similar to that provided below:

•	The amount of income we will be required to generate to fully realize deferred tax assets;

•	More detailed information regarding the jurisdictions and time frames for tax loss carry-forwards; and

•	A more detailed analysis regarding how we determined realization of our deferred tax assets is more likely than not.

“The following table summarizes our deferred tax assets, net of deferred tax liabilities, at March 31, 2014 of $874.7 million (1):

	Deferred Tax Asset (Net of Liabilities)	Valuation Allowance	Net Deferred Tax Asset
United States—Federal	$767.0	$(2.4)	$764.6
United States—States	90.3	(13.5)	76.8
Germany	16.3	—	16.3
Other Foreign	17.3	(0.3)	17.0
Total	$890.9	$(16.2)	$874.7

(1)
The U.S. Federal deductions that we generated at emergence of $670 million, the $490 million warrant settlement, and the $1,580 million deferred payment obligations account for a significant portion of our U.S. Federal and State deferred tax assets. We have recorded the deferred payment obligations at a present value of $594 million.

The following table summarizes expiration dates in jurisdictions where we have, or will have, material tax loss carryforwards:

Expiration Dates
United States—Federal	2034 - 2035
United States—States	2014 - 2035
Brazil	Unlimited Carryforward
Spain	2029 - 2030
India	2015 - 2021

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We will need to generate a total of approximately $2,185 million of U.S. Federal taxable income by 2034-2035 (or approximately $100 million per year during the carryforward period) to fully realize the U.S. Federal and a majority of the U.S. State net deferred tax assets as of March 31, 2014. We will need to generate a total of an additional $1,013 million of income to fully realize our State net deferred tax assets which include previously generated net operating losses. We will need to generate a total of approximately $110 million of taxable income across multiple foreign jurisdictions to fully realize its foreign net deferred tax assets.

In evaluating our ability to realize our deferred tax assets, we consider all reasonably available positive and negative evidence, including recent earnings experience, expectations of future taxable income and the tax character of that income, the extended period of time over which the temporary differences become deductible and the carryforward and/or carryback periods available to us for tax reporting purposes in the related jurisdiction. In estimating future taxable income, we develop assumptions, including the amount of future federal, state and international pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. We record a valuation allowance to reduce deferred tax assets to the amount that we believe is more likely than not to be realized.”

As requested by the Staff in the Comment Letter, we hereby affirm that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (410) 531-8730 or Mr. William Dockman, Grace’s Vice President, Controller, and Chief Accounting Officer, at (410) 531-4558 if you have any questions or comments with respect to this response letter.

Sincerely,

/s/ Hudson La Force III

Mr. Hudson La Force III
Senior Vice President and Chief Financial Officer

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